Exhibit 99.5

News Release

May 6, 2021

SSR MINING REPORTS FIRST QUARTER 2021 RESULTS

ADJUSTED ATTRIBUTABLE EPS OF $0.47 PER SHARE

DENVER, CO - SSR Mining Inc. (NASDAQ/TSX: SSRM, ASX:SSR) ("SSR Mining" or "the Company") reports consolidated financial results for first quarter ended March 31, 2021. In addition, the Board of Directors declared a quarterly cash dividend of US$0.05 per common share, payable on June 14, 2021 to holders of record at the close of business on May 17, 2021. This dividend qualifies as an 'eligible dividend' for Canadian tax purposes.

Rod Antal, President and CEO said, "The first quarter of 2021 represented another strong operational and financial quarter for SSR Mining as we delivered production of 196,094 gold equivalent ounces at an AISC of $1,004 per ounce and generated $77 million of free cash flow.

The operational consistency of our four operating sites combined with our peer leading free cash flow generation has allowed us to come full circle with our 2021 capital allocation program and supplement our existing $44 million per year base dividend with a sizeable share buyback program of up to $150 million. The combination of the base dividend and our share buyback program will align our peer leading free cash flow yield with our capital returns yield.

From a growth perspective, we continue to invest in and advance our large brownfield organic portfolio across Turkey, the US and Canada. At Çöpler, the flotation plant construction is on-track for commissioning mid-year and will drive stronger operational performance in the 2nd half of the year. In addition, step-out and infill drilling at Ardich continues to support resource expansion and conversion as we continue to progress this sizeable, low capital intensity asset into production by 2023. Exploration updates detailing the positive progress across targets at Marigold, Çöpler, and Seabee are expected over the course of the year."

First Quarter 2021 Highlights:

(All figures are in U.S. dollars unless otherwise noted)

•	Robust quarterly operating performance across all four operations: Delivered first quarter production of 196,094 gold equivalent ounces at AISC of $1,004 per gold equivalent ounce, on track to meet full-year guidance ranges.

•	Strong financial performance: Generated cash flows from operating activities of $145.2 million and free cash flow of $76.6 million in the first quarter.(1) Reported first quarter attributable net income of $53.0 million, or $0.24 per share, and adjusted attributable net income of $102.4 million, or $0.47 per share.(1)

•	Maintained strong, peer-leading balance sheet: Cash and cash equivalents and consolidated cash balances remained strong at quarter end, increasing to $866.0 million and $901.6 million, following $49.1 million in dividend payments to equity shareholders and to Çöpler's non-controlling interest, while also reducing debt balances $17.5 million during the quarter.

•	Capital allocation framework in place: The Board declared the first quarterly cash dividend of $0.05 per share on February 17, 2021. Subsequent to the quarter-end, the Company announced that it has received acceptance from the Toronto Stock Exchange, to initiate a Normal Course Issuer Bid permitting SSR Mining to purchase for cancellation up to 10,000,000 common shares of the Company, representing 4.5% of SSR Mining’s total issued and outstanding common shares.

•	Released year-end 2020 Mineral Reserves and Resources: Gold Mineral Reserves increased 5% to 8.0 million ounces (9.0 million gold-equivalent ounces), while gold Measured and Indicated Mineral Resources increased 14% to 15.0 million ounces (27.0 million gold-equivalent ounces).

•	Delivered integrated sustainability report: On March 30, 2021, the Company published its third annual ESG and Sustainability Report, and its first since the merger with Alacer. The ESG report included a commitment to net zero greenhouse emissions by 2050.

•	Çöpler delivered strong margins and progressed growth initiatives: Delivered gold production of 78,478 ounces in the first quarter. Reported AISC of $743 per ounce in the first quarter, generating robust margins.(1) Çöpler flotation plant commissioning and ramp-up remain on schedule for mid-year 2021.

•	Marigold had record material movement and the Mineral Resource grew: Delivered gold production of 67,936 ounces for the first quarter as the mine moved a record 23.8 million tonnes of material. The record movement was achieved despite a 35 day scheduled maintenance shutdown of the largest shovel. Indicated Mineral Resources increased by 9% for a total of 5.4 million ounces of gold compared to 4.9 million ounces at year-end 2019. Mineral Resources increased at Mackay, Red Dot, New Millennium, Crossfire and Valmy.

•	Seabee continues to deliver, Mineral Reserves were replaced and the land position more than doubled: Produced 23,735 ounces of gold in-line with the full-year mine plan. In the first quarter of 2021, Seabee exercised its option to acquire an additional 20% interest in the Fisher property, bringing its joint venture interest to 80%. Despite a limited exploration program due to COVID-19, Seabee largely replaced Mineral Reserves for the year.

•	Puna generated robust margins: Produced 1.8 million ounces of silver at cash costs of $9.41 per ounce in the first quarter and AISC of $13.98 per ounce. Puna revenue increased by 92% in the first quarter of 2021 compared to the first quarter of 2020, due to a 49% increase in the average realized silver price.(1)

(1)	SSR Mining reports the non-GAAP financial measures of all-in sustaining costs ("AISC") per ounce of gold, silver and gold equivalent sold, adjusted attributable net income, adjusted attributable net income per share, free cash flow and consolidated cash to manage and evaluate the Company's operating performance. See "Non-GAAP Financial Measures" in Section 13 of the MD&A.

SSR Mining Inc.	PAGE 2

Financial and Operating Highlights

A summary of the Company's consolidated financial and operating results for the three months ended March 31, 2021 and 2020 are presented below:

(in thousands of US dollars, except per share data)	Three months ended March 31,
	2021	2020
Financial Results
Revenue	$366,484	$164,463
Income from mine operations	$147,820	$44,783
Gross margin (2)	40%	27%
Operating income	$128,013	$34,766
Net income	$59,762	$23,976
Net income attributable to equity holders of SSR Mining	$52,980	$23,976
Basic attributable net income per share	$0.24	$0.19
Adjusted attributable net income (1)	$102,378	$24,026
Adjusted basic attributable net income per share (1)	$0.47	$0.19

Cash generated by operating activities	$145,221	$64,136
Cash used in investing activities	$(68,053)	$(49,361)
Cash used in financing activities	$(71,788)	$(119,447)

Operating Results
Gold produced (oz)	170,149	87,968
Gold sold (oz)	173,370	85,742
Silver produced ('000 oz)	1,792	1,770
Silver sold ('000 oz)	2,038	1,834
Lead produced ('000 lb) (4)	6,164	5,536
Lead sold ('000 lb) (4)	6,432	6,407
Zinc produced ('000 lb) (4)	3,079	1,821
Zinc sold ('000 lb) (4)	956	2,166

Gold equivalent produced (oz) (5)	196,094	107,331
Gold equivalent sold (oz) (5)	201,494	104,715

Average realized gold price ($/oz sold)	$1,798	$1,597
Average realized silver price ($/oz sold)	$26.02	$17.47

Cash cost per gold equivalent ounce sold (1, 5)	$665	$824
AISC per gold equivalent ounce sold (1, 5)	$1,004	$1,261

Financial Position	March 31, 2021	December 31, 2020
Cash and cash equivalents	$866,029	$860,637
Current assets	$1,438,393	$1,424,522
Total assets	$5,273,127	$5,244,986
Current liabilities	$238,404	$248,933
Total liabilities	$1,308,124	$1,305,083
Working capital (3)	$1,199,989	$1,175,589

(1)	The Company reports non-GAAP financial measures including adjusted attributable net income, adjusted basic attributable net income per share, cash costs and AISC per ounce sold to manage and evaluate its operating performance at its mines. See "Non-GAAP Financial Measures" in Section 13.

(2)	Gross margin is defined as income from mine operations divided by revenue.

(3)	Working capital is defined as current assets less current liabilities.

(4)	Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.

(5)	Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

SSR Mining Inc.	PAGE 3

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

•	Conference call and webcast: Thursday, May 6, 2021, at 5:00 pm EST.
Toll-free in U.S. and Canada:	+1 (855) 327-6838
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

•	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:
Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 6703
All other callers:	+1 (412) 317-0088, replay code 6703

Dividend Declaration

The Board of Directors declared a quarterly cash dividend of US$0.05 per common share, payable on June 14, 2021 to holders of record at the close of business on May 17, 2021. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

The dividend payment applies to holders of SSR Mining’s common shares, which trade on the Toronto Stock Exchange and the Nasdaq under the symbol SSRM, and to holders of its CHESS Depositary Interests ("CDIs"), which trade on the Australian Securities Exchange under the symbol SSR. Each CDI confers a beneficial interest in one common share. Therefore, CDI holders are entitled to a dividend calculated on the same basis as the holders of SSR Mining’s common shares.

SSR Mining has sought and been granted a temporary waiver of certain of the ASX Settlement Operating Rules. Under the authority of the waiver, the processing of conversions of common shares to CDIs, or CDIs to common shares, lodged on or after May 14, 2021, will be deferred until after the record date of May 17, 2021.

SSR Mining Inc.	PAGE 4

The key dates with respect to the dividend are as follows:

Last date for processing requests to convert CDIs into common shares and to convert common shares into CDIs before the record date for the dividend	May 13, 2021
CDIs trade on the ASX on an ex-dividend basis	May 14, 2021
Common shares trade on the TSX and Nasdaq on an ex-dividend basis	May 14, 2021
Record date for the dividend	May 17, 2021
Processing recommences for requests to convert CDIs into common shares and to convert common shares into CDIs	May 18, 2021
Common share dividend payment date	June 14, 2021 (in Canada and the United States)
Payment of dividend to CDI holders	June 15, 2021 (in Australia)

Payments to Canadian shareholders will be made in Canadian dollars based on the exchange rate on the record date as reported by the Bank of Canada. Payments to other shareholders will be made in U.S. dollars. For CDI holders, payments will be made in Australian dollars, and it is expected to be based on the prevailing exchange rate sourced from the wholesale foreign exchange market on or around 5 business days after the record date.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts:

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

SSR Mining Inc.	PAGE 5

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively "forward-looking information") within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and in some cases, can be identified by terminology such as "may", "will", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts.

Forward-looking information and statements in this press release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward-looking information and statements because the Company can give no assurance that they will prove to be correct. Forward-looking information and statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company’s reports filed with the Canadian securities regulatory authorities.

Forward-looking information and statements in this press release include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company’s intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company’s dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and all in sustaining costs ("AISC") per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company’s ability to discover new areas of mineralization; the timing and extent of capital investment at the Company’s operations; the timing and extent of capitalized stripping at the Company’s operations; the timing of production and production levels and the results of the Company’s exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company’s mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company’s plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company’s filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company’s operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company’s mines or facilities; lack of legal challenges with respect to the Company’s properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

SSR Mining Inc.	PAGE 6

Cautionary Note Regarding Forward-Looking Statements (continued)

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward- looking information to reflect, among other things, new information or future events.

All references to "$" in this press release are to U.S. dollars unless otherwise stated.

Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this press release relating to Çöpler has been reviewed and approved by Robert L. Clifford, BS (Mine Eng), SME Registered Member, and Dr. Cengiz Y. Demirci, AIPG (CPG), each of whom is a qualified person under NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Mr. Clifford is the Company's Director, Mine Planning (Turkey, Argentina), and Dr. Demirci is the Company's Vice President, Exploration. The scientific and technical information contained in this press release relating to Marigold has been reviewed and approved by Greg Gibson and James N. Carver, each of whom is a SME Registered Member and a qualified person under NI 43-101. Mr. Gibson is the Company's General Manager at Marigold and Mr. Carver is the Company's Resource Development Manager, USA. The scientific and technical information contained in this press release relating to Seabee has been reviewed and approved by Samuel Mah, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Mah is the Company's Director, Mine Planning (North America), and Mr. Kulas is the Company's Resource Development Manager, Canada. The scientific and technical information contained in this press release relating to Puna has been reviewed and approved by Robert Gill, P.Eng., and Karthik Rathnam, MAusIMM (CP), each of whom is a qualified person under NI 43-101. Mr. Gill is the Company's General Manager at Puna. and Mr. Rathnam is the Company's Resource Manager, Corporate.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This press release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this press release may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This press release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including free cash flow, cash costs and AISC per payable ounce of gold and silver sold, realized metal prices, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted attributable net income, adjusted basic attributable earnings per share, consolidated cash and consolidated net cash. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. The Company believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should refer to the endnotes in this press release for further information regarding how the Company calculates certain of these measures. Readers should also refer to the Company’s management's discussion and analysis, available under the Company’s corporate profile at www.sedar.com or on the Company’s website at www.ssrmining.com, under the heading "Non-GAAP Financial Measures" for a more detailed discussion of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms.

SSR Mining Inc.	PAGE 7